United States
          Securities and Exchange Commission
                Washington, D.C.  20549

                     Schedule 13G
       Under the Securities Exchange Act of 1934
                  (Amendment No. __)


                     Hasbro, Inc.
        ---------------------------------------
                   (Name of Issuer)


             Common Stock, $.50 par value
        ---------------------------------------
            (Title of Class of Securities)


                      418056-10-7
        ---------------------------------------
                    (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                    Schedule 13G

CUSIP No. 418056-10-7

1.   NAME OF REPORTING PERSON.
          Institutional Capital Corporation
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
          36-3797034
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [     ]
          (b)  [  x ]  Joint filing pursuant to Rule 13d-1(f)(1)

3.   SEC USE ONLY.


4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Delaware corporation; Illinois place of business

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5.   SOLE VOTING POWER.
          6,520,564
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          6,960,539
8.   SHARED DISPOSITIVE POWER.
          0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON.
          6,960,539
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          5.2%
12.  TYPE OF REPORTING PERSON.
          IA

                     Schedule 13G

CUSIP No. 418056-10-7

1.   NAME OF REPORTING PERSON.
          Robert H. Lyon
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
          ###-##-####
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [     ]
          (b)  [ X ]  Joint filing pursuant to Rule 13d-1(f)(1)

3.   SEC USE ONLY.


4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5.   SOLE VOTING POWER.
          6,520,564
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          6,960,539
8.   SHARED DISPOSITIVE POWER.
          0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON.
          6,960,539
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          5.2%
12.  TYPE OF REPORTING PERSON.
          IN

CUSIP No. 418056-10-7

ITEM 1(a). NAME OF ISSUER
     Hasbro, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES
     1027 Newport Avenue
     Pawtucket, Rhode Island  02861

ITEM 2(a). NAME OF PERSON FILING
     1) Institutional Capital Corporation
     2) Robert H. Lyon

Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this
Schedule 13G is being filed on behalf of each of them.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH
OF THE PERSONS SPECIFIED IN 2(A) ABOVE:
     225 West Wacker Drive, Suite 2400
     Chicago, Illinois  60606

ITEM 2(c). CITIZENSHIP
     Institutional Capital Corporation - Delaware corporation; Illinois place of business
     Robert H. Lyon - U.S.A.

ITEM 2(d). TITLE OR CLASS OF SECURITIES
     Common Stock, $.50 par value

ITEM 2(e).  CUSIP NUMBER
     418056-10-7

ITEM 3.
     The persons filing this statement are:

     Institutional Capital Corporation
     -    Investment Advisor registered under Section
     203 of the Investment Advisers Act of 1940

     Robert H. Lyon
     -    President and majority shareholder of
      Institutional Capital Corporation. (Mr. Lyon is joining in this filing on Schedule 13G pursuant to positions taken by the Staff of the SEC authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G.)

ITEM 4. OWNERSHIP
     Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

     Institutional Capital Corporation has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Institutional Capital Corporation may be revoked in whole or in part at any time.

     Mr. Lyon is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Institutional
     Capital Corporation, as a result of his position with and stock ownership in Institutional Capital
     Corporation.  See Item 8.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON
     1) Neither Institutional Capital Corporation, nor Mr. Lyon serves as custodian of the assets of any of Institutional Capital Corporation's clients; accordingly, in each instance only the client or client's custodian or trustee bank has the right to receive dividends paid with respect to and proceeds from the sale of, such securities.

      The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities is vested in the individual and institutional clients for which Institutional Capital Corporation serves as investment advisor. Any and all discretionary authority which has been delegated to Institutional Capital Corporation may be revoked in whole or in part at any time.

      Not more than 5% of the class of such securities is owned by any one of such clients subject to the investment advice of Institutional Capital
      Corporation or its affiliates.

     2) With respect to securities owned by any one of the ICAP Funds, only UMB Bank, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED
ON BY THE PARENT HOLDING COMPANY
          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF THE GROUP
     Institutional Capital Corporation, a Delaware corporation, is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Mr. Lyon is President of Institutional
     Capital Corporation and beneficially owns 51% of Institutional Capital Corporation's outstanding voting securities. Mr. Lyon is joining in this
     Schedule 13G because, as a result of his position with and ownership of securities of Institutional
     Capital Corporation, Mr. Lyon could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Institutional
     Capital Corporation. Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr.
     Lyon of his control or power to influence the control of Institutional Capital Corporation.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          N/A

ITEM 10. CERTIFICATION
     By signing below the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Institutional
Capital Corporation, for its own accord or by Mr. Lyon for his individual account and not as a result of his position with and ownership of securities of Institutional Capital Corporation).

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated this 28th day of January, 1998.


                              /s/ Pamela H. Conroy
                              ----------------------------------
                              (Signature)

                              Pamela H. Conroy
                              Senior Vice President and Treasurer
                              Institutional Capital Corporation



                              /s/ Robert H. Lyon
                              -------------------------------------
                              (Signature)

                              Robert H. Lyon
                              President
                              Institutional Capital Corporation